August 5, 2008

Tabatha Akins
Staff Accountant
U.S. Securities and Exchange Commission
Mail stop 6010
Washington, D.C.  20549

Dear Ms. Akins:

We are in receipt of the comment letter to our Company dated July 24, 2008 regarding our December 31, 2007 Form 10K filing and March 31, 2008 Form 10Q filing.  I am writing to you to let you know we expect to have our response to your comments to you by August 22, 2008.

Please let me know if this timeframe is unacceptable to your office, otherwise we will continue with our schedule and respond by this date.  Should you need to reach me, I can be contacted at 217-241-6363.

Sincerely,

/s/ Theodore C. Miller

Theodore C. Miller
Sr. Vice President